                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 10-SB
                                 AMENDMENT NO. 1


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                           INTERNATIONAL BARTER CORP.
                 -----------------------------------------------
                 (Name of Small Business Issuer in its charter)



           Nevada, USA                               91-1739746
    ------------------------              -----------------------------------
    (State of Incorporation)               (IRS Employer Identification No.)

            21400 International Blvd. #207, Seattle, Washington 98198
           -----------------------------------------------------------
                    (Address of principal executive offices)

                   Issuer's Telephone Number, (206) 870-9290)





        Securities to be registered pursuant to Section 12(b) of the Act:
--------------------------------------------------------------------------------
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
--------------------------------------------------------------------------------

                     Common Shares, with par value of $0.001
                     ---------------------------------------

                                 (Common Stock)

                           INTERNATIONAL BARTER CORP.


                                   FORM 10-SB
                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Item 1.  Description of Business...........................................   3

Item 2.  Management's Discussion and Analysis
         or Plan of Operation..............................................  20

Item 3.  Description of Property...........................................  30

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management...................................................  31

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons...............................................  33

Item 6.  Executive Compensation............................................  36

Item 7.  Certain Relationships and Related Transactions....................  40

Item 8.  Legal Proceedings.................................................  40

Item 9.  Market Price for Common Equity
         and Related Stockholder Matters...................................  41

Item 10.  Recent Sales of Unregistered Securities..........................  42

Item 11.  Description of Securities........................................  43

Item 12.  Indemnification of Directors and Officers........................  44

Item 13.  Financial Statements.............................................  45

Item 14.  Changes in and Disagreements with Accountants
          on Accounting and Financial Disclosure...........................  45

Item 15.  Financial Statements and Exhibits................................  45






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ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION
International Barter Corp. (hereinafter is also referred to as the "Company" and/or the "Registrant") offers barter services for retail, professional and corporate clients. The Company provides a centralized barter currency, expansive purchasing power, centralized data processing, standardized marketing and support materials, co-op advertising, and ongoing training and promotion and support to expand its client base.

The Company's head office is located at 21400 International Blvd. #207, Seattle, Washington 98128. The contact person is Steven White,
Chairman/President/CEO/Treasurer/Director. The telephone number is (206) 870-9290; the facsimile number is (206) 878-7224. The e-mail address is swhite@ibinc.com and the Internet website address is: www.ibinc.com.


The Company's authorized capital includes 25,000,000 shares of common stock with a par value of $0.001; at 3/31/98, the end of the most recent fiscal year, 1,916,450 shares of common stock were outstanding; at 6/30/98, 2,119,500 shares were outstanding.


The Company's common stock trades on the NASD Electronic Bulletin Board with the symbol "IBCX-BB".

The information in this Registration Statement is current as of 6/30/98, unless otherwise indicated.

HISTORICAL CORPORATE DEVELOPMENT

Incorporation and Merger
The Company was incorporated in Nevada, USA on 9/18/96. The purpose was to be offered for sale and sold in its shell form prior to the issuance or sale of any of the corporation's capital stock and/or election of permanent Directors or Executive Officers and without further organizational procedures or the further conduct of any business, internal or otherwise; any and all such matters, privileges and responsibilities being deferred in favor of the new owners.

On 11/15/96, the Company merged with Cascade Trade Association ("CTA"), a private company incorporated in Washington, USA. The Company was the "surviving corporation" and obtained 100% of the ownership and debt of CTA through the purchase of CTA's outstanding common stock through the issuance of 1,000,000 shares of the Company's common stock. CTA shareholders, Steven White and Norma Fetz received 900,000 and 100,000 shares of the Company, respectively.

Presumably, the shareholders of CTA effected this merger to gain access to a corporate shell with which to pursue public financing and a public market for its common stock. The Company's strategic plans include using its common stock to acquire other firms in the barter business.

CTA was in the barter business at the time of the merger, which became the continuing business of the Company. CTA reported revenue of $452,673 and $297,843 for fiscal years ended 3/31/97 and 3/31/96; and $247,574 and $288,545 for its fiscal years ended 12/31/95 and 12/31/94; Net Income (losses) was ($62,672) and $21,250; and ($8,607) and $5,651 for its fiscal years ended 12/31/95 and 12/31/94. Prior to the merger, the assets of CTA were $290,307, $136,046, $185,741 and $162,910 at 3/31/97, 3/31/96, 12/31/95 and 12/31/94.

The merger was recorded as reverse takeover and the financial statements of CTA became the historical financial statements of the Company.

Proposed Acquisition

The Company has an oral preliminary acquisition agreement whereby it proposes to acquire R&B Corporation Inc., a Texas corporation. R&B Corporation Inc. is in the barter business and carries on operations similar to those of the Company. During that company's latest fiscal year ended 3/31/98, it reported revenue of $931,000. That company had about 500 clients as of 6/30/98. Compensation is to be 250,000 shares of common stock. There are several material contingencies pending that need to be resolved and there can be no assurance that this acquisition will be consummated.







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

Financings during Fiscal 1997/1998 and Fiscal 1999-to-date
During January-March 1997, the Company issued 250,000 shares of common stock for consulting services (deemed value of $125,000), pursuant to a private placement in the United States under Section 4.2. The recipients were: Master Media Corp. (an unrelated closely-held private company)(126,000 shares); Neal & Associates, LLC (an unrelated closely-held private company (62,000 shares); and Dr. Mary Martin (an unrelated person)(62,000 shares).


During March 1997, the Company completed, pursuant to a private placement in the United States under Section 504 of Regulation D, a private placement of its common stock to which 300,000 units were subscribed for $150,000 by 58 investors. Under the terms of the private placement, one "A" warrant and one "B" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradable after the closing of the private placement. Each "A" warrant entitles the holder to purchase one additional share at a price of $0.75 per share until 9-30-97 (extended to 3-31-98 by corporate resolution); 287,158 "A" warrants were exercised and the remainder expired. Each "B" warrant entitles the holder to purchase one additional share at a price of $1.00 per share until 12/31/97 (extended to 9/30/98 by corporate resolution); 11,300 "B" warrants were exercised by 6/30/98. The warrants may be extended upon appropriate notice being given by the Company.

During February 1998, the Company completed, pursuant to a private placement in the United States under Section 504 of Regulation D, a private placement of its common stock to which 120,000 shares were subscribed for $72,000 by five investors. Under the terms of the private placement, one "C" warrant and one "D" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradable after the closing of the private placement. Each "C" warrant entitles the holder to purchase one additional share at a price of $0.80 per share until 6/30/98. Each "D" warrant entitles the holder to purchase one additional share at a price of $1.10 per share until 6/30/98. Expiration date extended to 9/30/98. The warrants may be extended upon appropriate notice being given by the Company.

During July 1998, the Company completed, pursuant to a private placement in the United States under Section 4(2) of the 1933 Act, a private placement of 500,000 units were subscribed for $1,250,000 by four venture funds. Under the terms of the private placement, one "E" warrant were issued with each one share of common stock issued. The warrants are immediately exercisable. Each "E" warrant entitles the holder to purchase one additional share at a price of $3.00 per share until 3/31/99. The shares of common stock and the shares issuable upon exercise of the






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


warrants are restricted under Rule 144 of the 1933 Act and they must be held for a minimum of one year, plus other restrictions.

New Offices
The Company opened offices in Spokane, Washington and Yakima, Washington. The Company has an experienced manager to run these offices and anticipates that the two locations will be self-funding and require minimal capital investment by the Company. The offices officially opened for business on 6/1/98; however, by 6/30/98, neither office had produced a sale or any income for the Company.

Ubarter.com
On 6/23/98, the Company announced that their Internet project currently under development is scheduled to launch on 7/20/98. The web-site, Ubarter.com, will open to the general public, both business entities and individuals that wish to trade products and services on-line.

The web-site will allow these businesses and individuals the opportunity to trade any type of product or service anywhere within the world. The parties are primarily responsible for posting their items for trade, setting and assessing the value of traded items, and shipping or delivering the products or services. The Company's responsibility and purpose in this endeavor is to provide a forum for clients to connect and trade over the Internet. It has no responsibility to the client once a trade is closed. The Company intends to earn a profit from providing this service to its clients.

The Company will generate revenues from each trade that is closed by its on-line clients. For example, once both parties involved in a transaction close the trade by making an on-line entry, their credit card accounts are immediately and automatically charged. A client who initiates the trade by posting an item or service first is the "seller" in the transaction. The client who offers a product or service to the seller is the "buyer." Each party pays a "service" or "transaction" fee in equal amounts based on the value of the items traded. The Company believes that this method encourages fair-trading, creates an equitable environment and builds a market where clients have incentive to both buy and sell.

The Internet site is the first on-line bartering service of its kind. The site provides general information about Ubarter.com and clearly spells out the responsibilities of both the Company and the clients. The Company provides security to the clients with respect to their personal information and only discloses a trading profile created by other clients based on their prior trading experiences. A leading system database for electronic commerce has been engaged to capture of the economic results of the project's operation including trading statistics and revenue. The Company looks forward to the project's success, but provides






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no guarantee of the site producing a significant source of revenue or affecting the Company's overall growth. The full implementation of the site will require substantial capital.



































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

BUSINESS

DESCRIPTION OF THE BARTER BUSINESS
Conventional barter is the oldest form of commerce; historically involved a direct person-to-person exchange of goods and services. Thus, conventional barter was limited to a transaction between two parties. The development of modern commercial barter was dependent on the development of an index of valuation for establishing barter credits and debits. This index of valuation is the industry-accepted "trade dollar". The trade dollar is a ledger entry by which goods and services can be bought and sold. *Trade dollars are credited and debited to each business's trade account, similar to a bank account. Exchange clientele are serviced by trade brokers who operate in a manner similar to that of a stock broker. In addition, barter clients can make transactions between themselves without the services of a trade broker.

Retail trade exchanges are classified as third-party record keepers, having the same fiduciary obligations as banks and stockbrokers under the Tax Equity and Fiscal Responsibility Act of 1982. For tax purposes, trade dollars are taxable in the year earned and reported on 1099B forms to the IRS.

Organized commercial barter is one of the fastest growing industries on the 1990s. The International Reciprocal Trade Association ("IRTA"), a trade group that prepares annual estimates of commercial bartering in the United States and Canada, estimates that the total value of products and services bartered by corporate trade companies and trade exchanges rose to $9 billion during 1996. Trade exchanges provide a marketplace offering a range of products and services, such as media, travel, hotels, printing, and business equipment that may be purchased with trade credits, which are dollar denominated units. The general premise of retail barter is to generate new business to those that participate and them to provide avenues to conserve cash flow.

IRTA estimates that trade exchange networks served over 400,000 trade clients in 1996. The average amount of trading by each trade exchange also rose, boosting barter dollars by trade exchanges to $1.4 billion in 1996 compared with $1.2 billion in 1995 and $1.1 billion in 1994. However, IRTA estimates that less than 5% of the companies in the United States currently use the services of a barter trade exchange. This virtually untapped market presents growth opportunities for the barter industry.





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

IRTA estimates that there are approximately 400 independent trade exchanges in the United States and two national companies, ITEX Corporation ("ITEX"), a public company, and BX International Inc. ("BXI"). The independent trade exchanges for the most part are local or regional organizations with approximately 500 clients, five employees, and gross revenue in the $100,000 to $400,000 range. Significant time and energy is devoted to accounting and bookkeeping, marketing and sales, and customer service. Most independent barter exchanges have difficulty expanding beyond this level and tend to stagnate in a "maintenance" mode of operation. It is difficult to make a great living as an independent barter exchange owner, whereas a number of brokers in the national barter exchanges do very well. Therefore, the Company believes that there will be a tendency toward the creation of more national barter exchanges.

The advent of a global barter marketplace on the Internet will further encourage firms to incorporate bartering into their business plans to reach new outlets, ensure against unsold inventory, and finance larger advertising campaigns.

IRTA expects that the number of business engaged in barter in North American will triple over the next decade. IRTA also expects that the number of clients of barter companies to grow at 15% during the next decade, the same rate as over the last decade. This still would represent only a 25% penetration rate of the over six million businesses that have employees.

Therefore, IRTA anticipates expansion of existing barter exchanges and strong growth in new start-ups. Independent barter companies account for about half of the industry's growth. The Company believes that the barter industry would be stimulated by the emergence of more public barter companies.

The two national companies have experienced significant growth over the last five years, with ITEX revenue doubling to $29.2 million in their Fiscal 1997 from $14.8 million in Fiscal 1994, although revenue fell in 1997, according to ITEX's Form 10-K. BXI does not publicly report its revenue.

The Company anticipates that beyond participating in the growth of the industry, the capturing of market share will require barter companies to expand beyond single office operations into regional/national organizations with the ability to service a more diverse and dispersed clientele and the access to growth capital. In that light the Company has taken the strategic tact of becoming a public company trading on the NASD Electronic Bulletin Board and registered with the SEC under the 1934 Act. The Company anticipates the use of its common stock as a medium of exchange to acquire other barter exchange companies to facilitate growth.





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

BUSINESS

The Company offers barter services for retail, professional and corporate clients through Area Offices. Currently the Company owns one Area Office although it plans to acquire more. The Company provides Area Offices a centralized barter currency, expansive purchasing power, centralized data processing, standardized marketing and support and materials, co-op advertising, and ongoing training and promotion and support to expand the Area Offices client base.

The Company markets the Area Office's clients' products and services to other clients through directories, newsletters, trade brokers and other means. When Area Office's clients make barter purchases, the Company (through its software and relationship with DWW Software) debits "trade dollars from the buyer's account and credits the seller's account, similar to an ordinary bank account. Generally, sales are at prevailing retail price and 100% barter. Monthly, Area Office clients receive an account statement showing all activity for that period.


The Company charges a 10%-12% cash commission when the client purchases and monthly fees of $15 cash and $15 trade dollars. The Company is not in the retail business; its focus and commitment is building and maintaining its barter exchanges. That is, the Company, as with most corporate barter transactions, serves in an agent capacity to clients. On an occasion when the Company may hold immaterial amounts of merchandise in-house, the product is not sold for cash. Instead, the merchandise is very quickly traded to other clients for IBC trade dollars. This may happen, for example, in an instance in which the Company attempts to accommodate a dissatisfied client in an effort to establish or maintain client relationships. Therefore, the Company's financial statements seldom reflect an amount for "inventory". At 3/31/98 and 6/30/98, the Company held no material inventory.


The Company estimates that about 90% of its Area Office transactions reflect actions of small business, especially those companies broadly defined as retail. The remaining transactions usually involve corporate barter with companies with gross sales over $10 million; corporate barter transactions are considerably larger and more complex than retail barter transactions involving significantly more time, negotiation and risk to complete.

The Company may effect barter transaction for its own account through its barter exchange, earning and or paying trade dollars. Also, for corporate barters the Company usually is acting as a principal party. Such transactions can result in substantial variability in the Company's reported results; refer to ITEM #2.





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The Company usually act as agent when engaging in corporate barter transactions, not so much as buying/selling of inventory.

At 6/30/98, the Company had 525 clients; 477 of whom are actively trading and 48 on "standby" or "hold" status.


Trade Dollars
The Company acts as a third-party record-keeper of client barter transactions and account balances, which are denominated in trade dollars. A trade dollar is an accounting unit used by the Company to record the value of barter trades as established by the parties to the transactions. Trade dollars reflect the right to receive and/or to provide goods/services available from other exchange members. The Company does not redeem trade dollars for cash.

Client Profile
Barter is especially useful to those retail establishments where the variable costs of its products/services are low; for example, hotels, media, and other travel-related businesses. The hotel which does not fill its rooms by the end of the day has lost revenue but still has incurred the large overhead associated with owning/maintaining its facility. The radio station or newspaper that did not fill an available advertising space has lost the opportunity to generate revenue but still experienced virtually the same costs. Similarly, the tradesman who provides construction services, or haircutting services, or massage services, or professional services has his time to sell; failure to obtain customers results in lower profitability.

A typical barter transaction might involve: a dentist needs to have his office remodeled and through the Company's barter exchange hires a contractor who agrees to perform the remodeling work for $500 in trade dollars; the dentist has these trade dollars in his account because he provided dental work to the owner of a vacation resort in exchange for $500 in trade dollars; and the resort owner has these trade dollars because the contractor (or any other member of the barter exchange) stayed at his vacation resort for $500 in trade dollars.

Each of these barter exchange clients probably expanded his revenue and business through the offering of his services for trade dollars rather than just for cash. Each of these barter exchange clients has facilitated his lifestyle and business without the need for cash expenditures.

Each of these barter exchange clients will get at the end of the year, a copy of the 1099-B form filed with the IRS detailing his transactions.

Broker Licensing and Training
The Company is desirous of opening offices to service clients in cities throughout the United States. When a qualified operator has been found, he/she is provided with the necessary materials and information to properly maintain the new and/or existing accounts. Further, letterhead, envelopes, business cards, contracts, sales drafts, press kits, and other business-related inventory is provided to the new office/licensee.

The Company will provide tradebroker training and guidance, as required, in order to maintain a high broker/client rapport. Systems are explained and a sales presentation is provided. A proactive approach with the broker is anticipated to insure the success of his/her operation.

Company Cost Structure
The Company's operations are substantially fixed cost, related to the expenses of office space, computers and other equipment, and personnel costs. The Company estimates that its variable costs associated with each barter account is about $2; while, the commission are 10%-12% of the value.

The trade brokers receive 25% of their total compensation related to the volume of barter transactions they complete; however, the Company does incur certain fixed costs related to their activities.

Profitability for the Company is associated with its ability to generate sufficient commissions on barter transactions and monthly fees on each account to cover its costs.

The Company is operating profitably at the present time; however, the nature of its business is that improved profitability is tied to the Company's ability to acquire and integrate additional barter exchanges into its current structure.





















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

Growth Plan
The Company currently owns and operates one Area Office, located in its headquarters facilities. The Company plans to aggressively acquire select independent and national franchise barter exchanges to form a national client base, expanding barter purchasing power, creating a centralized currency, standardizing marketing and support materials, and providing ongoing training and promotion to support and expand the Company's client base.

The Company anticipates that some of the acquired barter exchanges will be company-owned and operated and other will be "licensed" and that both types will be operated as Area Offices. The Company's management will approach select independent and national franchise barter exchanges on joining the Company and becoming an Area Office. The key sell points to become an Area Office are:

      data processing;
      transactions authorizations, and billing will be centralized; centralized currency;
      expanded trade dollar purchasing power;
      equity ownership in a public company;
      standardized marketing and support materials; and a barter board of governors.

The Company anticipates a combination of cash and Company common stock will be used to acquire barter exchanges.


The Company has announced the preliminary oral agreement to acquire a barter exchange; however, there are contingencies and the acquisition, if completed, would not close before Fall 1998. Further, the Company hopes to acquire or open additional Area Offices during Fiscal 1999 and Fiscal 2000.


Advertising and Promotion
The Company's advertising and promotion strategy is to focus on Area Office client base development, positioning the Company as a leading barter company across the country.

The Company anticipates utilizing the following media and methods to drive its message home to potential barter clients:

      industry publications;
      local, regional and national print advertising;
      direct mail;
      Internet; and
      radio talk shows.

The Company anticipates that it will budget 2.5% of total sales on its advertising programs.


For Ubarter.com, the Company plans to utilize various methods of print, radio and Internet advertising. A portion of the amount







                                       13
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spent on this project may be but not limited to the Company's trade dollars.



COMPETITION
The Company competes: with about 400 independent barter exchanges each with only one-to-three barter offices; and with large national barter companies, ITEX Corporation ("ITEX") and BX International Inc. ("BXI"), each with over 100 barter offices.

All companies charge competitive prices, ranging from 10% to 15% commissions on purchases/sales and monthly/quarterly or annual fees.

Major cities, like the Seattle metroplex, can have several barter offices; however, most smaller cities only have one or two barter offices. Most clients are local and do not require the national barter opportunities offered by the two large companies. Nevertheless, clients demands for wider availability of products/ services locally and nationally, strong customer service, and better computer servicing technology have resulted in a very competitive industry.

STRATEGIC ALLIANCES
The Company is a member of the National Association of Trade Exchanges (NATE) and Barter Association National Currency (BANC).

Through these relationships the Company gathers information on its business, fosters increased cooperation between the Company and other barter exchanges, improves the Company visibility to the barter industry, and facilitates the Company's competitiveness.

SIGNIFICANT SUPPLIER
The Company relies on DWW Software to supply the software necessary for each Area Office and the centralized processing of transactions and new client processing along with a toll-free authorization line. DWW supplies its software as a stand-alone product to other barter companies for their use on their computers. However, the Company is the only barter company for whom DWW is providing centralized processing. This service relieves the Company from the requirement of having an in-house staff and equipment to process transactions, keep client records, and supply reports to clients.

PATENTS/TRADEMARKS/PROPRIETARY PROTECTION
The Company has developed its only client servicing software, BarterServe(R), a copyrighted and trademarked Windows-based network base of travel information, providing the Company's clients with a nationwide access to barter opportunities.

The Company has also copyrighted and trademarked IBC(R) and International Barter Corp.(R).

The Company has licensing agreements with its Area Office for directories, newsletters, software, business lists, and corporate policies.

The Company uses TradeWorks(R) and TradeWorks Online(R), products and services of DWW Software, to provide centralized processing client transactions. The outsourcing of this service allows the Company to focus its efforts on expanding its client base and the servicing of existing clients.

Client servicing and the ability to offer an ever expanding variety of barter product/services is the source of the Company's growth and competitiveness. The Company anticipates that it will acquire additional barter companies during the next several years and that this expansion will have the effect of multiplying the Company's competitiveness.

SEASONALITY
The Company is not aware of any significant seasonal influences on its business. Rather, the nature of products/services shift modestly with shifts in weather with no material impact on the totals. The Company has observed a modest upturn in business during weaker economic times as clients tend to use barter more when cash business is weaker.

EMPLOYEES
At 6/30/98 the Company operated with the services of its Directors, Executive Officers, and seven additional employees and consultants, three of which are full-time. There is no collective bargaining agreement in place. The Company estimates that successful implementation of its growth plan would result in four additional employees by the end of Fiscal 1999.

NEED FOR GOVERNMENT APPROVAL OF PRINCIPAL SERVICES. Not Applicable

SPENDING ON RESEARCH AND DEVELOPMENT ACTIVITIES.  Not Applicable

COMPLIANCE COSTS/EFFECTS RE: ENVIRONMENTAL LAWS. Not Applicable






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

RISK FACTORS

Competition
The Company will continue to attempt, without assurance, to find a niche in the barter industry. However, there are established entities in this industry which have greater financial resources and experience than the Company. Accordingly, the Company will encounter competition in its efforts to expand its barter business. Another barter company may begin actively acquiring independent trade exchanges and could acquire the most desirable exchanges. In addition, there can be no assurance that a group of independent barter exchanges will not join forces to create another national barter company.

Funds May Be Insufficient to Complete Plans for Growth
The Company believes the proceeds from its recent units offering, existing working capital, and cash flow from operations will be sufficient to allow the Company to meet the expected growth in demand for their services. However, there is no guarantee that this will happen. There is no assurance that the Company will be able to expand as projected. If market acceptance of there services slows, margins and profitability may suffer. There is no assurance that the Company will be able to utilize its common stock as the primary medium of exchange in its attempt to acquire other barter exchange.

No Guarantee of Future Acquisitions
The Company may fail to acquire a sufficient number of exchanges to develop a substantial market share of the retail barter exchange industry.

No Guarantee of Continued Growth in Barter Industry
There is no guarantee that the retail barter industry will continue to grow at the rapid rates of the last several years. In this case, the Company might face heightened competition with resultant weaken profitability.

Financing Risks
The Company has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will continue to be profitable. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds to finance expansion available to the Company is through the issuance of its equity shares. While the Company may generate additional working capital through further equity offerings, there is no assurance that such funds will be available. If available, future equity financing may result in substantial dilution to purchasers under such offerings. At present, it is impossible to determine what amounts of additional funds, if any, may be required.





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Shares Eligible for Future Sale

Sales of a substantial number of shares of the Company's common stock in the public market could adversely affect the market price. Of the 2,119,500 shares outstanding at 6/30/98, 1,301,502 are freely tradable. 817,998 shares are eligible for sale in the public market, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 144 generally provides that beneficial owners of shares who have held such shares for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average trading volume of the share during the four calendar weeks preceding such sale. The outstanding 818,498 shares, as of 6/30/98, of restricted common stock held by Executive Officers and Directors could be sold in accordance with Rule 144 commencing 11/15/97 and at various times thereafter. The 250,000 shares of restricted common stock issued in stock-for-services transactions could be sold in accordance with Rule 144 commencing 7/2/98 and at various times thereafter. 300,000 "B" warrants issued in the March 1997 initial public offering are expected to be exercised before their 9/30/98 expiration date (11,300 "B" warrants exercised by 6/30/98); the common stock into which these warrants are exercisable will be freely tradable. 120,000 "C" warrants and 120,000 "D" warrants issued in the February 1998, secondary public offering are exercisable until 9/30/98; the common shares into which these warrants are exercisable will be freely tradable. 500,000 shares and 500,000 warrants issued in the July 1998 private placement are restricted under Rule 144 of the 1933 Act for at least one year.


Increased Regulation
The barter industry is a self-regulated industry. The Company is required by the Federal government to file 1099-B forms for each client transaction on an annual basis. The Company has obtained all required federal and state/local permits, licenses, and bonds to operate its facilities. There can be no assurance that the Company's operations will not be subject to more restrictive government regulations or that the Company's profitability will not be subject to increased taxation by federal and state/local agencies.

Key Employees
The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors. The Company does not have any written employment agreements in place with its key employees nor its directors and the loss of their services to the Company may have a material adverse effect on the Company. The Company's chief executive officer and its corporate secretary are material shareholders. However, the other two executive officers do not own any shares. The Company initiated a stock option plan for management and employees as a method of motivation and retaining key employees.

Penny Stock Reform Act:
Possible Inability to Sell in the Secondary Market
In October 1990, Congress enacted the "Penny Stock Reform Act of 1990" (the "1990 Act") to counter fraudulent practices common in penny stock transactions. Rule 3a51-1 of the Exchange Act defines a "penny stock" as an equity that is not, among other things: a) a reported security; b) a security registered or approved for registration and traded on a national securities exchange that meets certain guidelines, where the trade is effected through the facilities of that national exchange; c) a security listed on NASDAQ (does not include the NASD Electronic Bulletin Board); d) a security of an issuer that meets certain minimum financial requirements ("net tangible assets" in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for more or less than three years, or "average revenue" of at least $6 million for the last year); or e) a security with a price of at least $5.00 per share in the transaction in question or that has a bid quotation (as defined by the Rule) of at least $5.00 per share. The common stock of the Company fall within the definition of "penny stock" under Rule 3151-1. Pursuant to the 1990 Act, brokers provide investors with written disclosure documents containing information concerning various aspects involved in the market for penny stocks as well as specific information about the penny stock and the transaction involving the purchase and sale of that stock (e.g. price quotes and broker-dealer and associated person compensation). Subsequent to the transaction, the broker will be required to deliver monthly or quarterly statements containing specific information about the penny stock. These added disclosure requirements negatively affect the ability of the purchasers of the Company's common stock to sell their securities in the secondary market.

Dividends
The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

YEAR 2000 DISCLOSURE

The Year 2000 issue is, in most cases, a matter of dates not processing correctly when used in arithmetic calculations, data comparisons, and sorting. It is important to understand that a Year 2000 related problem (usually) does not cause programs and systems to fail. A Year 2000 problem manifests itself in the results and messages which the software or hardware produces.

The most significant potential Year 2000 issue for the Company to deal with is the systems which support the Company's service and business. Systems such as Window NT Server, Windows NT Workstation, Windows 95, etc.; and the applications which the company uses which are not under our control. However, Microsoft has undertaken an aggressive approach to the Year 2000 problem. Updates to all Microsoft operating systems and software have been distributed to licensed users of their products.

The Company has carefully research its non-Microsoft products (including DWW Software) and, where applicable, applied patches and updates to resolve any Year 2000 issues which may be outstanding. The Company's accounting software is certified to be Year 2000 compliant. Companies and banks which the Company relies on for support and commerce are all responsible for providing proof that have achieved Y2K compliance.

For the reasons described in the discussion above, the Company does not believe that the issue will materially affect its business, operations and financial condition. Furthermore, a review of the potential impact of third parties' failure to remedy their own Y2K issues indicates that such failure would not have a material impact on the Company's business, operations or financial condition.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION

SELECTED FINANCIAL DATA
The selected financial data in Table No. 1 for Fiscal 1998/1997 ended March 31st was derived from the financial statements of the Company which were audited by Andersen Andersen & Strong L.C., independent Certified Public Accountants, as indicated in their report which is included elsewhere in this Registration Statement. The selected financial data for Fiscal 1996/1995/1994 was derived from unaudited financial statements of the Company, not included herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".


                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, expect per share data)


                                            Year      Year      Year      Year      Year
                                           Ended     Ended     Ended     Ended     Ended
                                         3/31/98   3/31/97   3/31/96  12/31/95  12/31/94
                                         -------   -------   -------  --------  --------
Revenue                                    $ 684     $ 453     $ 298     $ 248     $ 289
Net Income (Loss)                             33       (63)       21        (9)        6
Basic Earnings (loss) Per Share            $0.02     ($0.14)   $2.13     ($0.86)   $0.57
Diluted Earnings (loss) Per Share          $0.02     ($0.14)
Dividends Per Share                        $0.00     $0.00     $0.00     $0.00     $0.00

Basic Wtg. Avg. Shares (000)                1316       438        10        10        10
Diluted Wtg. Avg. Shares (000)              1475       438        10        10        10

Working Capital                            $ 413     $ 107     $ (98)    $  (6)    $  (5)
Long-Term Debt                                19        33        49        41        56
Shareholders' Equity                         470       139       (73)        2        14
Total Assets                                 525       290       136       186       163

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the fiscal years ended 3/31/98 and 3/31/97 should be read in conjunction with the financial statements of the Company and related notes included therein.


Incorporated on 9/18/96 as a shell company, until the merger noted below, the Company issued no shares and conducted no business.

On 11/15/96, the Company merged with Cascade Trade Association ("CTA"). The Company was the "surviving corporation" and obtained 100% of the ownership and debt of CTA through the purchase of CTA's outstanding common stock through the issuance of 1,000,000 shares of the Company's common stock.

CTA was in the barter business at the time of the merger, which became the continuing business of the Company. The merger was recorded as reverse takeover and the financial statements of CTA became the historical financial statements of the Company.

CTA, as a corporation, was dissolved during January 1998 with the business of this formerly wholly-owned subsidiary being absorbed by the Company.

Prior to the merger, CTA financed its activities through internal cash flow.


Since the merger, the Company has financed its activities through the distribution of equity capital, including the issuance of 250,000 shares for $125,000 of consulting services, a private placement of 300,000 units for $150,000; a private placement of 215,000 units for $129,000 (February 1998); and a private placement of 500,000 units for $1,250,000 (July 1998).

In July 1998, the Company completed a private placement of 500,000 units at $2.50 per unit. Each unit consisted of one share of common stock and an "E" warrant entitling the holder to acquire an additional share at $3.00 per share; the warrant is exercisable until 3/31/99. The unit and shares therein are not being registered under the 1933 Act and resale is subject to the restrictions of Rule 144. The purpose of the equity offering is to fund the launching of the e-commerce site, Ubarter.com, and boost working capital.


The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company expects to grow at rates that will require more funds than will be generated by profitable operations which the Company expects to report during Fiscal 1999 and thereafter.

The barter business creates unique financial reporting because of transactions being effected in trade dollars as well as cash.

The Company uses the ratio of one trade dollar to one US Dollar in measuring and recording purchases/sales. This one-to-one ratio is the standard within the barter industry.

The Company occasionally engages in barter trading for its own account and has a blended cash-trade purchasing program in which it spends trade dollars and US Dollars have been earned by the Company to pay for goods and services used by the Company in its operations.


Any negative trade dollar balance of the Company is shown as a liability in the balance sheet. The contractual relationship between the Company and clients of its barter exchange permit the Company to "borrow" trade dollars through the issuance of trade dollars in excess of the amount specifically earned by the Company, within certain specified limitations. This provides the Company with additional liquidity and the opportunity to complete advantageous purchase transactions that benefit the Company and barter exchange clients. The Company would be ultimately obligated to provide goods/services to barter exchange clients to offset any amounts of trade dollars expended in excess of earned. This could be accomplished by the sale for trade dollars of the assets or offset against fees charged in trade dollars. At 3/31/96, 3/31/97 and 3/31/98, the Company had expended $137,823, $98,274 and $5,439 trade dollars in excess of the amount of trade dollars earned by the Company. The Company has been reducing this trade dollar liability and considers the current level manageable.


At each balance sheet date, in accordance with generally accepted accounting principles, any positive trade balance of the Company would be evaluated for net realizable value. The Company would adjust the carrying value of the trade dollars if the fair market value of the trade dollars is less than the carrying value or it is probable that not all trade dollars will be used.

Trade Broker Commissions. Trade brokers associated with the Area Office service the Company's clients. These trade brokers are entitled to a portion of the commissions collected by the Company from clients of the Company/broker. This compensation, which is payable within 30 days, typically represents 25% of the commission collected by the Company.


Stock-based compensation. The Company has not adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation" as of 3/31/98. Through 3/31/98, the Company had no stock option plan or other compensation program that would have resulted in any reportable data under Statement 123.


Statement 123 also applies to transactions in which a company issues its own common stock to acquire goods/services from non-employees. Because the Statement 123 method of accounting has not been applied to common stock issued during Fiscal 1997 for services, the resulting pro forma compensation costs may not be representative of that to be expected in future years. The implementation of Statement 123 may have a material effect on the Company's financial statements and the pro forma disclosures in the notes thereto in future periods; however, the impact on future years is not known or reasonably estimable.


Revenue Recognition: Cash vs. Trade Dollars
During Fiscal 1995 ended 12/31/95, Fiscal 1996 ended 3/31/96, Fiscal 1997 ended 3/31/97 and Fiscal 1998 Ended 3/31/98, the Company reported $191,467, $202,349,
$345,831 and $379,302 of its revenue as cash and the remaining revenue in trade dollars.

Business Concentration
No customers accounted for more than 10% of Company trading revenue for Fiscal 1998/1997/1996/1995.

Cash Balances
The Company maintains its major cash balances at one financial institution located in Las Vegas, Nevada. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At 3/31/98, the uninsured cash balances totaled $282,564.


Commitments and Contingencies
The Company leases its office facility in Seattle, Washington. Future minimum rental commitments pursuant to this lease are $22,200 for Fiscal 1999. Of the minimal rental commitment due in Fiscal 1999: $15,600 is payable in cash and $6,600 is payable in trade dollars.

LIQUIDITY AND CAPITAL RESOURCES


Fiscal 1998
Cash Used In Fiscal 1998 ended 3/31/98 Operating Activities totaled ($47,986), including the $32,509 Net Income; the primary adjusting item was ($106,570) net trade revenue earned over trade costs.

Cash Used in Fiscal 1998 Ended 3/31/98 Investing Activities totaled ($13,915).

Cash Supplied by Fiscal 1998 Ended 3/31/98 Financing Activities totaled $282,138 which primarily reflected $298,850 from the exercise of warrants and ($16,712) from repayment of notes payable.

During February 1998, the Company completed, pursuant to a private placement in the United States under Section 504 of Regulation D, a private placement of its common stock to which 120,000 units were subscribed for $72,000 by five investors. Under the terms of the private placement, one "C" warrant and one "D" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradable after the closing of the private placement. Each "C" warrant entitles the holder to purchase one additional share at a price of $0.80 per share until 9/30/98. Each "D" warrant entitles the holder to purchase one additional share at a price of $1.10 per share until 9/30/98. The warrants may be extended upon appropriate notice being given by the Company.

During the fourth fiscal quarter, 287,158 "A" warrants from the March 1997 private placement were exercised, raising $215,369. Also, during the fourth fiscal quarter, 11,300 "B" warrants from the March 1997 private placement were exercised, raising $11,300.

During February 1998 and April 1998, Company entered into an agreements whereby two Area Offices would be opened in Spokane, Washington and Yakima, Washington. These offices opened in June 1998.

Finally, during February 1998, the Company entered into negotiations to acquire a barter exchange company. The preliminary oral agreement is subject to numerous contingencies and there is no assurance that the acquisition will be consummated.

Most of the 300,000 "A" warrants issued in the March 1997 initial public offering were exercised before their 3/31/98 expiration date; such exercises resulted in the issuance of 287,158 common shares and the raising of $215,369. The 300,000 "B" warrants issued in the March 1997 initial public offering are expected to be exercised before their 9/30/98 expiration date, given that the current stock price exceeds the exercise price. Such exercise is expected to result in the issuance of 300,000 common shares and the raising of $300,000. Through 6/30/98, 11,300 "B" warrants were exercised, raising $11,300.


The 120,000 "C" warrants and 120,000 "D" warrants issued in the February 1998 secondary unit offering are expected to be exercised before their 6/30/98 expiration date given that the current stock price exceeds the exercise price. Such exercises are expected to result in the issuance, during Fiscal 1999, of 240,000 common shares and the raising of $228,000.


During Fiscal 1999, the Company anticipates nearly doubling revenue and gross profits. The Company expects to spend less than $1 million on selling, general and administrative expenses; the Company expects to report positive Net Income. Approximately $25,000 to $50,000 is expected to be expended on capital assets.

With the completion of the July 1998 units offering, and the anticipated exercise of the "B", "C", "D" and "E" warrants, the Company believes that it will have sufficient working capital to fund all operations through at least Fiscal 2000.

The Company anticipates that it will acquire and/or open up additional barter exchanges prior to the end of Fiscal 1999. Such acquisitions are not likely to result in the Company becoming liable for lease/rent expenses associated with the facilities of these acquired barter exchanges. Such acquisitions are likely to result in the Company employing additional employees associated with the operation of each acquired/opened barter exchange.


The Company is yet unaware of the details of the cash requirements associated with any possible future acquisitions of other barter exchanges or other corporate activities; however, the Company believes that with the anticipated exercise of the warrants from the March 1997 units offering and the exercise of the warrants from the February 1998 units offering, sufficient funds will be available to consummate all planned acquisitions and corporate actions through Fiscal 1999.

If the warrants are not exercised and if existing funds prove insufficient and if the Company is unsuccessful in raising additional equity capital, the Company anticipates it will continue to grow, however at a slower pace than presently planned.

Fiscal 1997 Ended 3/31/97 and Fiscal 1996/1995/1994/1993
Cash Used In 1997 Operating Activities totaled $21,768, including the ($62,672) Net Loss; the primary adjusting items were $125,000 of common stock issued for services, ($39,549) net trade revenue earned over trade costs, $9,080 in depreciation, and ($10,221) net changes in non-cash operating working capital. Cash Used in 1997 Investing Activities totaled zero. Cash provided by 1997 Financing Activities totaled $135,540, which primarily came from the sale of common stock detailed above and ($14,460) in repayment of notes payable.

Cash Used In 1996 Operating Activities totaled ($36,871), including the $21,250 Net Income; the primary adjusting items were $40,649 net trade revenue earned over trade costs, $7,395 in depreciation, and ($45,294) net changes in non-cash operating working capital. Cash Used in 1995 Investing Activities totaled zero. Cash Used by 1996 Financing Activities totaled ($12,722) which came from the repayment of notes payable.

RESULTS OF OPERATIONS


Fiscal 1998 ended 3/31/98
For Fiscal 1998 Ended 3/31/98, revenue increased to $684,062 as a result of increased fees, an increase in the number and quality of clients, and increases in corporate trade. Another factor in increased revenue is the maturing client base; the more a client used the system, the more barter relationships they make which in turn generates more repeat business. Roughly one-half of revenue is comprised of cash revenue and one-half of trade revenue; these generally being generated by commissions on client trades. Revenue is recognized for monthly dues after the fees have been earned and collected; one-time set-up fees are recognized as collected and are considered immaterial to net income.

Gross Profit totaled $540,637, or 79% of revenue. The major types of costs included in "cost of sales" were industry specific items such as script and consignment. Management attributes the continued high gross profit margin to investments in new technology, outsourcing data processing, and centralizing accounts receivable.

Selling, General and Administrative expenses were $500,073, a 26% increase reflecting expanded broker staff, legal/accounting fees related to the now public company reporting requirements, and additional personnel for administrative staff. Payroll was the largest category consuming $186,858. Taxes were $1,207 and commissions were $28,884.

Net Income was $32,509 compared with a loss of ($62,542). Earnings Per Share was $0.02 compared with ($0.14).

The weighted average number of shares used in the calculation of Basic Earnings Per Share was 1,316,212; for diluted EPS was 1,474,970 reflecting outstanding warrants.

Fiscal 1997 Ended March 31, 1997 and Fiscal 1996/1995/1994
The Company has experienced significant revenue growth in the last several years: $452,673 and $297,843 for fiscal years ended 3/31/97 and 3/31/96; and $247,574 and $288,545 for fiscal years ended 12/31/95 and 12/31/94, respectively.

Management attributes this growth to growing awareness by the public of the advantages of using barter in their daily lives and by businesses in fueling growth through attracting new customers who use barter.

Gross Profit margins have expanded: 73%, 74%, 70% and 69%. Management attributes this increased profitability to investments in technology and economies of scale.

Selling, General and Administrative expenses have risen rapidly:
$395,306 and $184,560 for fiscal years ended 3/31/97 and 3/31/96; and $165,860 and $192,739 for fiscal year ended 12/31/95 and 12/31/94. Management attributes the Fiscal 1997 to increased preparation for becoming a public company and in anticipation of an even greater revenue stream; other factors in the rise of costs include additional personnel and investments in technology.

For Fiscal 1997, the Company reported a loss from Operations of ($60,560) compared with $20,601. Fiscal 1997 Net Income was ($62,452) compared with $21,250. Fiscal 1997 Earnings Per Share was ($0.14) compared with $2.13. The weighted average number of shares used in the calculation of Earnings Per Share was 437,500 for Fiscal 1997 compared with 10,000 for Fiscal 1996; the increase related to the November 1996 merger between the Company and CTA with the initial issuance of 1,000,000 shares, the January-March 1997 issuance of 250,000 shares for services and the March 1997 private placement of 300,000 units of common stock and warrants.

Fiscal 1996 Ended 3/31/96 Net Income (loss) was $21,250 and Fiscal 1995 Ended 12/31/95 Net Loss was ($8,607). Earning (loss) per Share was $2.13 and ($0.86), respectively. The weighted average number of shares used in the calculation of EPS was 10,000 for Fiscal 1996 and Fiscal 1995.

Inflation
The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

FORWARD-LOOKING STATEMENTS

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filing made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions that could have a material adverse effect on the Company's financial position, future results of operations, or liquidity.

However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in the mix of corporate trade and trade exchange revenue; (ii) possible inability of the Company to attract investors for its equity securities or otherwise raise adequate funds from any source, (iii) increased governmental regulation of the barter business, (iv) a decrease in the cash fees and commission realized by the Company based on a material decrease in corporate or retail barter transactions and (v) the inability of the Company to acquire additional barter exchanges in a timely manner and the inability to integrate these acquisitions in a profitable manner.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has rented approximately 1,800 square feet of office space at 21400 International Blvd. #207, Seattle, Washington 98198 for administrative efforts since October 1994. The Company's lease runs through September 1999. The Company considers the facility adequate for current purposes.

Real Estate Activities
The Company may from time to time invest in real estate as part of its barter activities for its own account. The Company has no formal policy regarding its possible investment in real estate, including the percentage of assets which may be invested in any one investment or the type of real estate, and its Articles/By-Laws do not require shareholder approval for such investment activities. Similarly, the Company has no formal policy regarding whether it is the Company's policy to acquire assets primarily for possible capital gain or primarily for income. The Company does not expect that real estate investment will form a substantial portion of its future business activities.


During July 1991, the Company acquired six 10-acre parcels located in Spokane, Washington for $120,000. The property was sold during August 1991 - November 1994; compensation included ten-year and fifteen-year notes receivables totaling $37,700 earning interest at rates from 10% to 10.75%, respectively. These notes receivables (secured by the property) totaled $32,791, $35,072 and $34,333 at 3/31/98, 3/31/97 and 3/31/96, respectively. It was not the Company's intention to invest capital in real estate mortgages; rather, the terms of the sale were advantageous and the Company did not expect that such notes receivables would represent a material portion of the Company's total assets as it implements its growth plan. The Company's purpose of this investment was primarily for possible capital gain.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

The Registrant is a publicly-owned corporation, the shares of which are owned by United States residents and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government. There are no arrangements which may result in a change of control of the Registrant.


Table No. 2 lists as of 6/30/98 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.


                                   Table No. 2
                                 5% Shareholders


 Title                                       Amount and Nature   Percent
  of                                             of Beneficial        of
Class     Name/Address_of Beneficial Owner           Ownership   Class #
------------------------------------------------------------------------
Common    Steven M. White (1)(2)                       698,498     33.0%
Common    New Horizons LP (3)                          200,000      9.2%
          TOTAL                                        898,498     42.2%


(1) Addresses: c/o International Barter Corp.
                   21400 International Blvd. #207, Seattle, WA 98198


(2) Excludes 22,500 stock options, not currently exercisable Excludes 90,000 shares owned by members of Mr. White's family where he does not have voting power, exercise disposition control, or have any beneficial interest.

(3) Address: 248 West Park Avenue, Long Beach, NY 11561 The General Partner is Sors Inc.; the President of Sors Inc. is Joseph MacDonald.
    Includes 25,000 "C" warrants exercisable until 9/30/98; and Included 25,000 "D" warrants exercisable until 9/30/98.

# Based on 2,119,500 shares outstanding as of 6/30/98 and warrants and stock options exercisable within sixty days held by each individual beneficial owner.

Table No. 3 lists as of 6/30/98 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.


                                   Table No. 3
                Shareholdings of Directors and Executive Officers


 Title                                       Amount and Nature   Percent
  of                                             of Beneficial        of
Class     Name/Address of Beneficial Owner           Ownership   Class #
------------------------------------------------------------------------
Common    Steven M. White (1)                          698,498     33.0%
Common    Norma Fetz                                   100,000      4.7%
Common    Alan Zimmelman (2)                             7,500      0.4%
Common    Richard Mayer (3)                              7,000      0.3%
Common    Glen White (4)                                 5,000      0.2%
          TOTAL                                        817,998     38.6%

(1) Excludes 22,500 stock options not currently exercisable. Excludes 90,000 shares owned by members of Mr. White's family where he does not have voting power, exercise disposition control, or have any beneficial interest.

(2) Excludes 22,500 stock options not currently exercisable.
(3) Excludes 22,500 stock options not currently exercisable.
(4) Excludes 2,500 stock options not currently exercisable.

# Based on 2,119,500 shares outstanding as of 6/30/98 and warrants and stock options exercisable within sixty days held by each individual beneficial owner.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS


Table No. 4 lists as of 6/30/98 the names of the Directors of the Company. The Directors have served in their respective capacities since their election at the 9/30/97 Annual Meeting of Shareholders and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the USA.


                                   Table No. 4
                                    Directors

                                               Date First Elected
Name                                    Age          or Appointed
-----------------------------------------------------------------
Richard Mayer                            58        September 1996
Glen T. White                            43         November 1997
Steven M. White                          40        September 1996
Alan Zimmelman                           53         November 1997

(1)  Member of Audit Committee.


Table No. 5 lists, as of 6/30/98, the names of the Executive Officers and certain significant employees of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.


                                   Table No. 5
                    Executive Officers/Significant Employees

Name                Position                   Date of Board Approval
---------------------------------------------------------------------
Steven M. White     Chairman/President/CEO/Treasurer   September 1996
Norma K. Fetz       Corporate Secretary                September 1996
Richard Mayer       VP Marketing/Sales Director        September 1996
Alan Zimmelman      VP Operations                      September 1997

Business Experience

Norma K. Fetz, age 42, has over twenty years in sales, management and corporate operations, including over thirteen years affiliated with companies involved in the barter business. From April 1984 until the merger with the Company, she was Vice President of Cascade Trade Association, a private company involved in the barter business. She spends less than one-fourth of her time on the affairs of the Company.


Richard Mayer has over thirty years experience in sales and management, including over six years affiliated with companies involved in the barter business. From 1960 until 1989, he was with General Electric Capital Corp. From April 1989 until November 1995, he was the owner of Money Mailer of the Sound, a private company involved in direct mail. From November 1995 until the merger with the Company, he was Vice President Marketing of Cascade Trade Association, a private company involved in the barter business. He spends full time on the affairs of the Company.

Glen T. White has over twenty years experience in management. Since June 1977, he has been in the US Navy and currently holds the rank of Commander. He spends less than 10% of his time on the affairs of the Company.

Steven M. White has over nineteen years experience in sales and management, including over fifteen years affiliated with companies involved in the barter business. From July 1983 until the merger with the Company, he was President of Cascade Trade Association, a private company involved in the barter business. He has been on the Board of Directors of the National Association of Trade Exchanges ("NATE") since 1995 and is President for 1998-1999; he also serves on the Board of Directors of BANC (Barter Association National Currency). He spends full time on the affairs of the Company.

Alan Zimmelman has over twenty-six years experience in sales and management, including over ten years affiliated with companies involved in the barter business, twelve years affiliated with companies in the hotel industry and five years affiliated with companies in hospital administration. From November 1987 until August 1996, he was President of BXI West Los Angeles, a private company involved in the barter business. He joined the Company in September 1996 and was appointed VP Operations in September 1997. He spends full time on the affairs of the Company.

Involvement in Certain Legal Proceedings
There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:
a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; and
d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
Glen T. White is the brother of Steven M. White.

Other Relationships/Arrangements
There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has no standard or any other arrangements pursuant to which Directors are compensated for any services provided as a director, including any additional amounts payable for committee participation or special assignments.

During the last completed fiscal year ended 3/31/98, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

The Company has no compensatory plan or arrangements, including payments to be received from the Registrant, with respect to any Executive Officer or Director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such Executive Officer's employment with the Registrant or from a change-in-control of the Registrant or a change in such Executive Officer's responsibilities following a change-in-control and the amount, including all periodic payments or installments, where the value of such compensation or remuneration exceeds $100,000 per Executive Officer.

During the last completed fiscal year ended 3/31/98, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no long-term incentive plan or other long-term compensation program and no SARs have been granted in the last three years.

The Company has no written employment agreements.

Stock Options to purchase securities from the Company are grantable to Directors and Employees of the Company. The Company's Stock Option Plan (the "Plan") was approved by the Directors on 6/1/98.

The Plan provides that eligible persons thereunder include any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof. A consultant means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services.

The Plan is administered by the Board of Directors of the Company, hereby designated "Plan Administrators". The Plan Administrators have the authority to determine among other things, subject to the terms and conditions of the Plan, the terms, limitations, restrictions and conditions respecting the grant of share options under the Plan.

The Plan Administrators are authorized to grant stock options to acquire up to 20% of the Company's outstanding Common Stock. If any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option to the same Optionee or to a different person eligible under this Plan.

Options granted under the Plan must be exercised no later than five years after date of grant and options are not transferable. If an optionee ceases to be an eligible person for any reason whatsoever other than death, each option held by such optionee will be cease to be exercisable on the expiry of 90 days from the termination date (being the date on which such optionee ceases to an eligible person). If an optionee dies, the legal representa-ive of the optionee may exercise the optionee's options with the first six months after the date of the optionee's death but only up to and including the original expiry date.

The Plan Administrators have the authority under the Plan to establish the option price at the time each share option is granted which shall in all cases be not less than the closing market price of the common shares on the business day immediately preceding the date of the grant.

Stock options vest according to the following schedule:

 after twelve months       -  50%
 after eighteen months     -  75%
 after twenty-four months  - 100%

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 6 as of 6/30/98, as well as the number of options granted to Directors and all employees as a group. All outstanding options were granted at the closing price on 6/1/98. All outstanding stock options are vested 25% at the end of the first year, and 25% at the end of each subsequent six-month period.


                                   Table No. 6
                            Stock Options Outstanding


                            Number of Shares of     CDN$
                                         Common     Exer.   Expiration
Name                                      Stock     Price         Date
----------------------------------------------------------------------
Steve White                              22,500    $1.625     6/1/2003
Richard Mayer                            22,500    $1.625     6/1/2003
Alan Zimmelman                           22,500    $1.625     6/1/2003
Glen White                                2,500    $1.625     6/1/2003
Total Officers/Directors (4 persons)     70,000
Total Employees/consultants(7 persons)   78,500    $1.625     6/1/2003
TOTAL OFFICERS/DIRECTORS/EMPLOYEES      148,500

Table No. 7 details compensation paid during Fiscal 1998 Ended 3/31/98 to the Chief Executive Officer and the next four highly paid Executive Officers, to the extent they were compensated in excess of $100,000. The table also lists aggregate compensation paid to all Executive Officers to the extent they were not compensated in excess of $100,000 and aggregate compensation to all Executive Officers. Compensation paid prior to the Registrant's 11/15/96 merger with CTA reflects compensation paid by CTA. CTA had a December 31st fiscal year prior to the merger.

                                   Table No. 7
                           Summary Compensation Table


                                                       Long-Term
                                                    Compensation
Name and                                Annual        Securities           All
Principal               Fiscal       Compensation     Underlying         Other
Position                  Year       Salary Other   Options/SARS  Compensation
-------------------------------------------------------------------------------
Steven White, CEO         1998      $75,000    $0             0           $246
                          1997      $73,000     0             0              0
                          1996      $20,000     0             0              0

Other Officers/Directors  1998      $ 9,122    $0             0             $0
                          1997      $32,319     0             0              0
                          1996      $11,484     0             0              0

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Steven White/Richard Mayer/Norma K. Fetz and CTA Prior to Merger Mr. White and Mr. Mayer were appointed Directors of the Company and Mr. White and Ms. Fetz were appointed Executive Officers of the Company prior to the merger with CTA where they were Executive Officers and/or shareholders.

Other than discussed above, there have been no transactions since 3/31/95, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the tran-sactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.


ITEM 8.  LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9.  MARKET PRICE FOR COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades on the NASD Electronic Bulletin Board in the United States, having the trading symbol "IBCX" and CUSIP# 459108-10-6. The common stock commenced public trading on 2/12/98.


Trading volume and high/low/closing prices from 2/12/98 through 3/31/98 was 209,700 shares and $1.875/$1.00/$1.75, respectively. Trading volume and high/low/closing prices from 4/1/98 through 6/30/98 was 834,700 shares and $6.62/$1.375/$6.62, respectively. These quotations reflect may reflect inter-dealer prices, without retail mark-up/mark-down/commission, and may not reflect actual transactions.


The Company's common stock is issued in registered form. Securities Transfer Corporation (located in Dallas, Texas) is the registrar and transfer agent for the common stock.


On 6/30/98, the shareholders' list for the Company's common shares showed 70 registered shareholders and 2,119,500 shares outstanding.

As of 6/30/98, the Company estimates there are over 300 total beneficial shareholders of its common stock.

As of 6/30/98, the Company estimates that it had about 50 holders of its 138,700 "B" warrants, issued in the January-March 1997 private placement.

As of 6/30/98, the Company estimates that it had six holders of its 120,000 "C" and "D" warrants, issued in the February 1998 private placement.


There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On 11/15/96, the Company merged with Cascade Trade Association ("CTA"), a private company incorporated in Washington, USA. The Company was the "surviving corporation" and obtained 100% of the ownership and debt of CTA through the purchase of CTA's outstanding common stock through the issuance of 1,000,000 shares of the Company's common stock. CTA shareholders, Steven M. White and Norma K. Fetz received 900,000 and 100,000 shares of the Company, respectively.

During January-March 1997, the Company issued 250,000 shares of common stock for consulting services (deemed value of $125,000), pursuant to a private placement in the United States under Section 4.2 of the 1933 Act. The recipients were:
Master Media Corp. (an unrelated closely-held private company)(126,000 shares); Neal & Associates, LLC (an unrelated closely-held private company)(62,000 shares); and Dr. Mary Martin (an unrelated person)(62,000 shares).


During March 1997, the Company completed, pursuant to a private placement in the United States under Section 504 of Regulation D, a private placement of its common stock to which 300,000 units were subscribed for $150,000 by 58 investors. Under the terms of the private placement, one "A" warrant and one "B" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradable after the closing of the private placement. Each "A" warrant entitled the holder to purchase one additional share at a price of $0.75 per share until 9/30/97 (extended to 3/31/98 by corporate resolution); 287,158 "A" warrants were exercised prior to expiration. Each "B" warrant entitles the holder to purchase one additional share at a price of $1.00 per share until 12/31/97 (extended to 9/30/98 by corporate resolution); 11,300 "B" warrants were exercised before 6/30/98; warrants may be extended upon appropriate notice being given by the Company. All investors in the private placement were unrelated persons, companies and, partnerships; no officers/directors/ employees/affiliates participated in the offering.

During February 1998, the Company completed, pursuant to a private placement in the United States under Section 504 of Regulation D, a private placement of 120,000 units were subscribed for $72,000 by five investors. Under the terms of the private placement, one "C" warrant and one "D" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradable after the closing of the private placement. Each "C" warrant entitles the holder to purchase one additional share at a price of $0.80 per share until 6/30/98 (expiration extended to 9/30/98 by corporate resolution). Each "D" warrant entitles the holder to purchase one additional share at a price of $1.10 per share until 6/30/98 (expiration extended to 9/30/98 by corporate resolution). The warrants may be extended upon appropriate notice being given by the Company. All investors were unrelated persons and partnerships; no officers/directors/employees/affiliates participated in the offering.

During July 1998, the Company completed, pursuant to a private placement in the United States under Section 505 of Regulation D, a private placement of 500,000 units were subscribed for $1,250,000 by four venture funds. Under the terms of the private placement, one "E" warrant were issued with each one share of common stock issued. The warrants are immediately exercisable. Each "E" warrant entitles the holder to purchase one additional share at a price of $3.00 per share until 3/31/99. The shares of common stock and the shares issuable upon exercise of the warrants are restricted under Rule 144 of the 1933 Act and they must be held for a minimum of one year, plus other restrictions. All investors were unrelated parties; no officers/directors/employees/affiliates participated in the offering.



ITEM 11.  DESCRIPTION OF SECURITIES


Common Stock

The authorized capital of the Registrant is 25,000,000 shares of common stock with par value of $0.001 of which 1,916,450 were issued and outstanding at 3/31/98, the end of the most recent fiscal year. At 6/30/98, there were 2,119,500 shares of common stock outstanding.


All of the authorized common stock of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Registrant, holders of common stock are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

There are no restrictions on the repurchase or redemption of shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Debt Securities to be Registered. Not applicable.

Other Securities to be Registered.  Not applicable.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws address indemnification under Article V.

The corporation shall indemnify any and all of its Directors and Officers, and it former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be judged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

ITEM 13.  FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Andersen Andersen & Strong LC, independent Certified Public Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements
  for Fiscal 1998/1997/1996 Ended March 31st


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

                                 Not Applicable


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(A)  FINANCIAL STATEMENTS
The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Andersen Andersen & Strong LC, independent Certified Public Accountants, for the audited financial statements and notes thereto is included herein immediately preceding the audited financial statements.


Audited Financial Statements:
Fiscal 1998/1997/1996 Ended March 31st

Auditor's Report, dated 6/19/98

Consolidated Balance Sheets at 3/31/98 and 3/31/97

Consolidated Statements of Operations
 for the fiscal years ended 3/31/98 and 3/31/97

Consolidated Statements of Cash Flows
 for the fiscal years ended 3/31/98 and 3/31/97

Consolidated Statements of Stockholders' Equity for the fiscal years ended 3/31/98 and 3/31/97

Notes to Financial Statements

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY


                       FINANCIAL STATEMENTS AND REPORT OF

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             MARCH 31, 1998 AND 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Stockholders and Board of Directors
     of International Barter Corp. and Subsidiary
Seattle, Washington

We have audited the consolidated financial statements of International Barter Corp. and subsidiary for the years ended March 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Barter Corp. and subsidiary as of March 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in accordance with generally accepted accounting principles.

Andersen Andersen & Strong L.C.

June 19, 1998
Salt Lake City, Utah

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 1998 AND 1997

================================================================================


                                                                      1998            1997
                                                                 ---------       ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents (Note 2)                             $ 382,564       $ 162,327
  Accounts receivable, net of allowance for
    doubtful accounts of $1,956 and $5,860
    for 1998 and 1997, respectively (Note 2)                        63,259          58,936
  Notes receivable - current (Note 3)                                2,406           2,052
  Other current assets                                                 571           2,056
                                                                 ---------       ---------
      Total Current Assets                                         448,800         225,371
                                                                 ---------       ---------
PROPERTY AND EQUIPMENT, at cost, net of
  accumulated depreciation (Notes 2 and 5)                          42,259          25,364
                                                                 ---------       ---------
OTHER ASSETS
  Notes receivable - noncurrent (Note 3)                            32,791          35,072
  Deposits                                                           1,200           4,500
                                                                 ---------       ---------
      Total Other Assets                                            33,991          39,572
                                                                 ---------       ---------
                                                                 $ 525,050       $ 290,307
                                                                 =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                               $   9,274       $     444
  Trade Dollars issued in excess of earned (Notes 2 and 6)           5,439          98,274
  Current portion of long-term debt (Note 7)                        13,074          15,978
  Other current liabilities                                          7,683           3,582
                                                                 ---------       ---------
      Total Current Liabilities                                     35,470         118,278
                                                                 ---------       ---------
LONG-TERM DEBT (Note 7)                                             19,097          32,905
                                                                 ---------       ---------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value; authorized 25,000,000
    shares; issued and outstanding 1,916,450 shares in 1998
    and 1,250,000 shares in 1997 (Notes 1 and 8)                     1,916           1,250
  Additional paid-in capital (Note 8)                              542,535         131,851
  Subscribed shares, 50,000 shares in 1998 and 300,000
    shares in 1997 (Note 8)                                         37,500         150,000
  Accumulated deficit                                             (111,468)       (143,977)
                                                                 ---------       ---------
      Total Stockholders'  Equity                                  470,483         139,124
                                                                 ---------       ---------
                                                                 $ 525,050       $ 290,307
                                                                 =========       =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

================================================================================


                                                            1998              1997
                                                     -----------       -----------
REVENUE                                              $   684,062       $   452,673
COST OF SALES                                            143,425           108,847
                                                     -----------       -----------
      Gross Profit                                       540,637           343,826
                                                     -----------       -----------
OPERATING EXPENSES
  Selling, general and administrative                    500,073           395,306
  Depreciation                                            10,755             9,080
                                                     -----------       -----------
    Total Operating Expenses                             510,828           404,386
                                                     -----------       -----------
Income (Loss) from Operations                             29,809           (60,560)
                                                     -----------       -----------
OTHER INCOME (EXPENSE)
  Interest income                                          8,826             4,028
  Interest expense                                        (4,919)           (6,010)
                                                     -----------       -----------
    Total Other Income (Expense)-net                       3,907            (1,982)
                                                     -----------       -----------
Net Income (Loss) Before Income Taxes                     33,716           (62,542)
Income Tax Expense (Notes 2 and 9)                         1,207               130
                                                     -----------       -----------
Net Income (Loss)                                    $    32,509       $   (62,672)
                                                     ===========       ===========
Average Common and Equivalent Shares (Note 11):
  Basic                                                1,316,212           437,500
                                                     ===========       ===========
  Diluted                                              1,474,970           437,500
                                                     ===========       ===========
Net Income (Loss) Per Common Share:
  Basic                                              $       .02       $      (.14)
                                                     ===========       ===========
  Diluted                                            $       .02       $      (.14)
                                                     ===========       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

================================================================================


                                                                         ADDITIONAL
                                                          COMMON STOCK     PAID-IN    SUBSCRIBED   ACCUMULATED
                                                 SHARES      AMOUNT        CAPITAL       STOCK        DEFICIT        TOTAL
                                               ---------    ---------     ---------    ---------     ---------     ---------
BALANCE AT MARCH 31, 1996                         10,000    $   8,101     $      --    $      --     $ (81,305)    $ (73,204)
Exchange of 1 share of CTA for 100
  shares of IBC; change from no par
  to $.001 per share. (Notes 1 and 8)            990,000       (7,101)        7,101           --            --            --
Stock issued for services at $.50 per share      250,000          250       124,750           --            --       125,000
Shares subscribed at $.50 per share                   --           --            --      150,000            --       150,000
Net loss                                              --           --            --           --       (62,672)      (62,672)
                                               ---------    ---------     ---------    ---------     ---------     ---------

BALANCE AT MARCH 31, 1997                      1,250,000        1,250       131,851      150,000      (143,977)      139,124
Issuance of subscribed stock                     300,000          300       149,700     (150,000)           --            --
Exercise of "A" and "B" warrants                 246,450          246       189,104       37,500            --       226,850
Issuance of stock at $.60 per share              120,000          120        71,880           --            --        72,000
Net income                                            --           --            --           --        32,509        32,509
                                               ---------    ---------     ---------    ---------     ---------     ---------

BALANCE AT MARCH 31, 1998                      1,916,450    $   1,916     $ 542,535    $  37,500     $(111,468)    $ 470,483
                                               =========    =========     =========    =========     =========     =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           INTERNATIONAL BARTER CORP. AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


================================================================================


                                                             1998            1997
                                                        ---------       ---------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)                                       $  32,509       $ (62,672)
Adjustments to reconcile net income (loss) to cash
  provided by operating activities:
    Depreciation                                           10,755           9,080
    Stock issued for services                                  --         125,000
    Deferred income taxes                                   1,207             130
    Net trade revenue earned over trade costs            (106,570)        (39,549)
Changes in operating assets and liabilities:
  Accounts receivable                                      (4,323)         (6,275)
  Contracts receivable                                      1,927             129
  Prepaids and other assets                                 3,578             113
  Accounts payable and other liabilities                   12,931          (4,188)
                                                        ---------       ---------
      Net Cash Provided by Operating Activities           (47,986)         21,768
                                                        ---------       ---------
CASH USED IN INVESTING ACTIVITIES                         (13,915)             --
                                                        ---------       ---------
CASH PROVIDED BY FINANCING
  ACTIVITIES
  Proceeds from subscribed stock                          298,850         150,000
  Repayment of notes payable                              (16,712)        (14,460)
                                                        ---------       ---------
    Net Cash Provided by Financing Activities             282,138         135,540
                                                        ---------       ---------
  Net Increase in Cash                                    220,237         157,308
  Cash at Beginning of Period                             162,327           5,019
                                                        ---------       ---------
  Cash at End of Period                                 $ 382,564       $ 162,327
                                                        =========       =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest                                $   5,128       $   5,785
  Cash paid for income taxes                                   --           5,000

NON-CASH INVESTING AND FINANCING ACTIVITIES
  Furniture purchased with Trade Dollars                $  13,735       $      --



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

================================================================================


1.  DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company is engaged in operations in the retail barter exchange area of the commercial barter industry. The Company acts as a third-party record-keeper of clients' transactions and balances, which are denominated in Trade Dollars. A Trade Dollar is an accounting unit used to record the value of trades as determined by the buying and selling parties in barter transactions. Trade Dollars denote the right to receive goods or services available from other clients or the obligation to provide goods or services to other clients. Trade Dollars may not be redeemed for cash. Trade Dollars are not legal tender, securities, or commodities. Clients pay cash and Trade Dollar fees and commissions to the Company. For these services, the Company typically receives a cash commission of 10% on the purchases made by clients. The Company has also developed and will operate an Internet "e-commerce" site for bartering products and services. Users will be able to post and/or search for items available for barter. Clients will pay a 2%-3% fee to complete each transaction.

The Company operates with the objectives of long-term equity-building while also ensuring availability of sufficient cash for current operating requirements. Accordingly, the Company may in any period report significant revenue, profits, and increases in net assets from transactions denominated in Trade Dollars or other noncash consideration.

International Barter Corp. (IBC) was incorporated on September 18, 1996, in the State of Nevada. On November 15, 1996, IBC effected a merger agreement with Cascade Trade Association (CTA) wherein IBC issued 1,000,000 shares of stock in exchange for 10,000 shares (100%) of the issued and outstanding stock of CTA. The corporate existence of CTA will cease to exist upon the filing of appropriate articles of merger, after a suitable transition period in which both entities will operate. For accounting purposes, the acquisition has been treated as a reverse acquisition; the acquisition of IBC by CTA and as a recapitalization of CTA. The historical financial statements prior to November 15, 1996 are those of CTA.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions have been eliminated.

Trade Dollar Transactions
Normal Valuation of Trade Dollars. The Company uses the ratio of one Trade Dollar to one United States dollar in measuring and accounting for purchases and sales. This one-for-one ratio is the pervasive standard with the Company and throughout the barter industry. The Company does not recognize any accounting implications if differences are observed between trade dollar and U.S. dollar prices that are within reasonable ranges that might exist between prices of similar U.S. dollar transaction.

Trade Dollar Valuation in the Statements of Operations and the Balance Sheets. The ratio of $1 per Trade Dollar is applicable to revenue and costs and expenses in the statement of operations.

The negative Trade Dollar balance of the Company is shown as a liability in the balance sheet. This occurs as a result of the Company "borrowing" trade dollars through the issuance of Trade Dollars in excess of the amounts earned by the Company.

At each balance sheet date, in accordance with generally accepted accounting principles, any positive trade dollar balance of the Company would be evaluated for net realizable value. The Company would adjust the carrying value of the trade dollars if the fair value of the trade dollars is less than the carrying value of it is probable that not all trade dollars will be used.

Information that would be used to support the net realizable value of a significant positive trade dollar balance at a balance sheet date would include the Company's past track record of utilizing Trade Dollars, evident ability and intent to utilize the Trade Dollars in a reasonable time, indicated by the quantity of Trade Dollars relative to the size of the Company's procurement budget for items the Trade Dollars may be used for, and preparation of a trade plan for timely utilization on a $1 per Trade Dollar basis for goods and services that will be available.

Revenue Recognition
The Company recognizes revenue equal to the cash to be received from the commission earned when the buyer has made an unconditional commitment to pay and the earnings process has been completed by the finalization of a trade transaction. Revenue is recognized for monthly dues after the fees have been earned and collected. One time set-up fees are recognized as collected and are considered immaterial to net income (loss) for the years ended March 31, 1998 and 1997.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) -

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income (Loss) Per Share
Income (loss) per share of common stock is computed on the basis of the weighted average shares of common stock outstanding, plus common equivalent shares arising from the effect of dilutive stock warrants under the treasury stock method.

Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed on the straight-line method for financial statement purposes. Estimated useful lives range from 5 to 7 years.

Allowance for Uncollectible Accounts
The Company provides an allowance for accounts receivable which are doubtful of collection. The allowance is based upon managment's periodic analysis of receivables, evaluation of current economic conditions, and other pertinent factors. Ultimate losses may vary from the current estimates and, as additions to the allowance become necessary, are charged against earnings in the period in which they become known. Losses are charged and recoveries are credited to the allowance.

Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets, liabilities, revenue, expenses, gains and losses, and also disclosures about contingent assets and liabilities. Actual results may vary from estimates and assumptions that were used in preparing the financial statements.

Concentration of Credit Risk Arising from Cash Deposits in
Excess of Insured Limits
The company maintains its major cash balances at two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 1998, the Company's uninsured cash balances total $282,564.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


3.  NOTES RECEIVABLE

At March 31, 1998 and 1997, notes receivable consisted of the following:

                                                                         1998           1997
                                                                     --------       --------
Note receivable from individual, payable over a ten-year period in monthly installments of $125, including
  interest at 10% per annum (collateralized by real estate)          $ 11,025       $ 11,516

Note receivable from individual, payable over a ten-year
  period in monthly installments of $185, including interest at
  10% per annum (collateralized by real estate)                        11,457         12,893

Note receivable from individual, payable over a fifteen-year period in monthly installments of $146, including interest at 10.75% per annum (payments in arrears) (collateralized
  by real estate)                                                    $ 12,715       $ 12,715
                                                                     --------       --------
                                                                       35,197         37,124
Less current portion                                                   (2,406)        (2,052)
                                                                     --------       --------
                                                                     $ 32,791       $ 35,072
                                                                     ========       ========


4.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of all financial instruments at March 31, 1998 and 1997 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.


5.  PROPERTY AND EQUIPMENT

At March 31, 1998 and 1997, property and equipment consisted of the following:

                                                       1998                1997
                                                  ---------           ---------
Computer equipment                                $  13,915           $      --
Equipment                                            81,170              81,170
Furniture and fixtures                               29,015              15,280
Leasehold improvements                               19,706              19,706
Automobile                                           25,588              25,588
                                                  ---------           ---------
                                                    169,394             141,744
Less, accumulated depreciation                     (127,135)           (116,380)
                                                  ---------           ---------
                                                  $  42,259           $  25,364
                                                  =========           =========

Depreciation expense for the years ending March 31, 1998 and 1997, was $10,755 and $9,080, respectively.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


6.  EXCESS OF TRADE DOLLARS ISSUED OVER TRADE DOLLARS EARNED

At March 31, 1998 and 1997, the Company had expended 5,439 and 98,274 Trade Dollars respectively, in excess of the amount of Trade Dollars earned by the Company. This situation is commonly referred to in the commercial barter industry as a "negative trade balance".

This provides the Company with additional liquidity and the opportunity to complete advantageous purchase transactions that benefit the Company. The Company would be ultimately obligated to provide goods and services to clients to offset any amounts of Trade Dollars issued in excess of earned.


7.  LONG-TERM DEBT

At March 31, 1998 and 1997, long-term debt consisted of the following:

                                                                      1998           1997
                                                                  --------       --------
Note payable to Key Bank at $894 per month, including
  interest at prime plus 2 1/2% per annum (collateralized by
  equipment)                                                      $  5,925       $ 15,410

Note payable to Financial Services, Inc. at $793 per month,
  including interest at 10% per annum (collateralized by
  real estate)                                                      26,246         33,473
                                                                  --------       --------
                                                                    32,171         48,883
Less, current maturities                                           (13,074)       (15,978)
                                                                  --------       --------
                                                                  $ 19,097       $ 32,905
                                                                  ========       ========

The annual maturities of long-term debt for the next five years are as follows:

                    YEAR ENDING
                      MARCH 31,                             AMOUNT
                    -----------                           --------
                      1999                                $ 13,074
                      2000                                   7,898
                      2001                                   8,849
                      2002                                   2,350
                      2003                                      --
                                                           -------
                           Total                          $ 32,171
                                                           =======

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


8.  CAPITAL STOCK

Cascade Trade Association (CTA) was organized on October 26, 1987, in the State of Washington. Subsequent to its organization, it issued 10,000 shares of common stock for $8,101. The Company was incorporated on September 18, 1996, in the State of Nevada. On November 15, 1996, the Company effected a merger agreement with CTA wherein the Company issued 1,000,000 shares of common stock in exchange for all of the issued and outstanding shares of CTA.

On January 2, 1997, the Company issued 250,000 shares of common stock in exchange for services valued at $.50 per share.

In January through March of 1997, the Company completed a private placement (Offering) of its common stock pursuant to which 300,000 shares were subscribed for $150,000. Under the terms of the Offering, one "A" warrant and one "B" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradeable after the closing of the offering. Each "A" warrant entitles the holder to purchase one additional share at a price of $.75 per share during a six-month period after the closing of the Offering. Each "B" warrant entitles the holder to purchase one additional share at a price of $1.00 per share during a nine-month period after closing of the Offering. The warrants may be extended upon appropriate notice given shareholders by the management.

In February of 1998, the Company completed a private placement (Placement) of its common stock pursuant to which 120,000 shares were issued for $72,000. Under the terms of the Placement, one "C" warrant and one "D" warrant was issued with each one share of common stock issued. The warrants are immediately exercisable and tradeable after the closing of the Placement. Each "D" warrant entitles the holder to purchase one additional share at the price of $1.10 per share during a three-month period after closing of the Placement. The warrants may be extended upon appropriate notice given shareholders by the management.

During fiscal 1998, "A" and "B" warrants were exercised for 246,450 shares of common stock (of which 50,000 shares remained unissued at March 31, 1998) for $226,850. Also during fiscal 1998, 300,000 shares of previously subscribed stock were issued.

At March 31, 1998, the number of warrants issued and outstanding were as follows: "A" warrants - 12,850, "B" warrants - 288,700, "C" warrants - 120,000, and "D" warrants - 120,000.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


9.  INCOME TAXES

The components of the provision for income taxes at December 31, 1998 and 1997 are as follows:

                                                        1998                1997
                                                      ------              ------
Current - Federal                                     $   --              $   --
Deferred - Federal                                     1,207                 130
                                                      ------              ------
Income tax expense                                    $1,207              $  130
                                                      ======              ======

A reconciliation of the consolidated income tax expense on income per the U.S. Federal statutory rate to the reported income tax follows:

                                                            1998            1997
                                                          ------          ------
Taxes at U.S. Federal statutory rate                      $   --          $   --
Non-deductible expenses                                       --              --
Depreciation and bad debts allowance                       1,207             130
                                                          ------          ------
Effective tax                                             $1,207          $  130
                                                          ======          ======

Deferred tax liabilities (assets) consisted of the following at March 31, 1998 and 1997:

                                                          1998             1997
                                                      --------         --------
Depreciation                                          $    231         $    351
                                                      --------         --------
Gross deferred tax liabilities                             231              351
                                                      --------         --------
Bad debt allowance                                        (665)          (1,992)
Loss carryforwards                                     (10,078)         (20,604)
                                                      --------         --------
Gross deferred tax assets                              (10,743)         (22,596)
Valuation allowance - deferred tax asset                10,078           20,604
                                                      --------         --------
                                                      $   (434)        $ (1,641)
                                                      ========         ========

The net change in the valuation allowance for deferred taxes was a decrease of $10,526 for fiscal year 1997. The change relates to a loss carryforward from fiscal year 1997.

As of March 31, 1998, approximately $30,000 of loss carryforwards are available for future use. Their use, however, is limited to future earnings of the Company. The carryforwards expire in fiscal year 2012. No benefit for such amounts have been recognized in the financial statements.

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


10. COMMITMENTS AND CONTINGENCIES

The Company leases office space for $1,850 per month, payable $1,300 per month in cash and $550 in Trade Dollars. Future minimum rental commitments consist of the following:

             YEAR ENDING
              MARCH 31,                                AMOUNT
             -----------                             --------
               1999                                  $ 22,200
               2000                                    11,100
                                                       ------
                 Total                               $ 33,300
                                                     ========

Of the minimum rental commitments due, $23,400 is payable in cash and $9,900 is payable in Trade Dollars.

11.  INCOME (LOSS) PER SHARE

During the current fiscal year, the Company adopted FASB Statement No. 128, Earnings Per Share. Statement 128 requires presentation of basic earnings per share and diluted earnings per share. Basic earnings per share excludes potential dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under previous generally accepted accounting principles in the United States. All prior year earnings per share data are restated to conform with Statement 128 for consistent presentation of all years.

Following is a reconciliation of the numerators of the basic and diluted income
(loss) per share at March 31, 1998 and 1997:

                                                          1998             1997
                                                    ----------       ----------
Net income (loss) available to
  common stockholders                               $   32,509       $  (62,672)
                                                    ==========       ==========

Weighted average shares                              1,316,212          437,500
Effect of dilutive securities:
  Warrants                                             158,759               --
                                                    ----------       ----------
                                                     1,474,970          437,500
                                                    ==========       ==========

Basic income (loss) per share (based on
  weighted average shares)                          $      .02       $     (.14)
                                                    ==========       ==========

                    INTERNATIONAL BARTER CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             MARCH 31, 1998 AND 1997

================================================================================


12.  REVENUE

The following table summarizes the cash and trade (consisting of IBC Trade Dollars) components of revenue for the years ended July 31, 1998 and 1997:

                                                      1998                  1997
                                                  --------              --------
Trade $ 304,760                                   $106,842
Cash                                               379,302               345,831
                                                  --------              --------
                                                  $684,062              $452,673
                                                  ========              ========

13. SUBSEQUENT EVENT

The Company adopted a Stock Option Plan (Plan) effective June 1, 1998 whereby, stock options for up to 10% of the shares of common stock outstanding may be granted at the fair market price at the date of grant to Directors, Officers, Employees and Consultants. Pursuant to the Plan, effective June 1, 1998, the Company granted 148,500 stock options to eleven individuals and entities; exercisable at $1.625 per share for up to five years.

(B)  INDEX TO EXHIBITS:

     3.  Corporate Charter/Certificate of Existence/
         Articles of Incorporation/By-Laws of the Company*

     4.  Instruments Defining Rights of Security Holders.
         - Refer to Exhibit No. 3. -

     6.  Opinion re: Discount on Capital Shares. Not Applicable
     7.  Opinion re: Liquidation Preference.  Not Applicable
     9.  Voting Trust Agreements.  Not Applicable

     10.  Material Contracts:
          a.  Merger Agreement for CTA, dated 11/15/96*

     11.  Statement re: Computation of EPS.  Not Applicable
     12.  Statement re: Computation of Ratios.  Not Applicable
     14.  Material Foreign Patents.  Not Applicable
     16.  Letter re: Change of Accountant. Not Applicable

     21.  Subsidiaries of the Registrant.  Not Applicable
     24.  Power of Attorney.  Not Applicable
     27.  Financial Data Schedule.  Not Applicable
     28.  Information from Reports Furnished to State Insurance
          Regulatory Authorities.  Not Applicable

     99.  Other Material Documents:
          a.  Information Statement regarding 300,000 unit
              private placement, dated 1/3/97.*
          b.  Final Form D regarding 300,000 unit
              private placement, dated 1/3/97.*
          c. Final NY Form M-11 regarding 300,000 unit private placement, dated 1/3/97.*

          d.  Information Statement regarding 120,000 unit
              private placement, dated 2/7/98.*
          e.  Final Form D regarding 120,000 unit
              private placement, dated 2/7/98.*
          f. Final NY Form M-11 regarding 120,000 unit private placement, dated 2/7/98.*

          g.  Notice/Agenda/Minutes regarding
              Annual Meeting of Shareholders held 9/30/97.*

          h.  Stock Option Plan, dated 6/1/98.**
          i.  Spokane Office Agreement, dated 2/15/98.*
          j.  Yakima Office Agreement, dated 4/7/98.*

          SIGNATURE PAGE.*

 *  Filed previously.
**  Filed herewith.

                                 SIGNATURE PAGE

Pursuanto to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                           International Barter Corp.
                                   Registrant





August 10, 1998       \s\ Steven M. White
---------------       ----------------------------------------------------------
Date                  Steven M. White, Chairman/President/CEO/Treasurer/Director